UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: August 9, 2010	By:	/S/ ELENA SHMATOVA
	Name:	Elena Shmatova
	Title:	General Director

VIMPELCOM LTD.

Strawinskylaan 3051, 1077 ZX Amsterdam, the Netherlands

VimpelCom Ltd. Completes Squeeze-out Process

Acquires 100% of OJSC VimpelCom

Amsterdam and New York (August 9, 2010) - “VimpelCom Ltd.” (“VimpelCom Ltd.” or the “Company”) (NYSE: VIP) today announced that it has completed the acquisition of all shares of OJSC “Vimpel-Communications” (“OJSC VimpelCom”), including those represented by American Depositary Shares (“ADSs”), from its remaining minority shareholders by way of a mandatory squeeze-out process.

As previously disclosed, VimpelCom Ltd. commenced the mandatory squeeze-out process on May 25, 2010 to acquire all remaining OJSC VimpelCom shares that it did not already own, including those represented by ADSs, for a cash payment of RUB 11,800 per share (which was equal to approximately US$382.18 per share at the exchange rate as of May 25, 2010). Because each OJSC VimpelCom ADS represented 1/20 of one OJSC VimpelCom share, holders of OJSC VimpelCom ADSs were entitled to receive RUB 590 per ADS (which was equal to approximately US$19.11 per ADS at the exchange rate as of May 25, 2010), less any costs and expenses incurred by The Bank of New York Mellon, in its capacity as the ADS depositary, in processing the payments and converting the rouble amount it received into US dollars. The squeeze-out price was determined as the market value of the OJSC VimpelCom shares as of February 28, 2010 by an independent Russian appraiser in accordance with Russian law. The appraisal was supplemented with a value analysis by ZAO Deloitte and Touche CIS.

Pursuant to the mandatory squeeze-out process under Russian law, VimpelCom Ltd. completed payment for the benefit of OJSC VimpelCom’s minority shareholders and ADS holders as of July 14, 2010 the cash amounts to which they were entitled and their shares have been transferred to VimpelCom Ltd. by operation of law on August 6, 2010, making OJSC VimpelCom a wholly owned subsidiary of VimpelCom Ltd.

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

For more information, please contact:
Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: +31 (0)20 3012240	Tel: 1-617 897-1533
Investor_Relations@vimpelcom.com	mateo.millett@fd.com